Exhibit 99.3
ENBRIDGE INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2005

March 3, 2006

ENBRIDGE INC.
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2005
Metric Conversion: 1 barrel of liquid hydrocarbons = 0.159 cubic metre; 1 mile = 1.609 kilometres; 1 barrel mile = 0.256 cubic metre kilometre; 1 cubic foot of natural gas = 0.0283 cubic metre.
Amounts, unless otherwise stated, are in Canadian currency.
Certain information provided in this Annual Information Form constitutes forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “project” and similar expressions are intended to identify “forward-looking statements”, which include statements relating to pending and proposed projects. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions, and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

CORPORATE STRUCTURE
INCORPORATION
Enbridge Inc. (Enbridge or the Company) was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories as Gallery Holdings Ltd. and was continued under the Canada Business Corporations Act (the CBCA) on December 15, 1987 under the name 159569 Canada Ltd. The Articles of Continuance were amended on August 2, 1989 to change the registered office to Calgary, Alberta; on April 30, 1992 to change the number of shares authorized for issuance to an unlimited number of common and preferred shares, to change the name to Interprovincial Pipe Line System Inc., and to change the registered office to Edmonton, Alberta; on July 2, 1992 to change the French version of the name to Réseau de Pipelines Interprovincial Inc.; and on August 6, 1992 to change the number of directors to a minimum of 1 and a maximum of 15, as fixed by the Board of Directors.
The Company, formerly a wholly-owned subsidiary of Interprovincial Pipe Line Inc. (Interprovincial), became the parent company of Interprovincial on December 18, 1992, pursuant to a Plan of Arrangement implementing a corporate reorganization approved by Interprovincial’s shareholders at the Annual and Special Meeting of Shareholders held on May 6, 1992. As a result of the reorganization, each common share of Interprovincial was deemed to be exchanged for one common share of the Company. The shares of Interprovincial, which was incorporated in 1949 by a special act of Parliament, were listed for trading on the Toronto and Montreal stock exchanges in 1953.
The Articles of Continuance were further amended on May 5, 1994 to change the name of the Company to IPL Energy Inc. and to change the registered office to Calgary, Alberta. On October 6, 1998, the Articles of Continuance were amended to change the name of the Company to Enbridge Inc. On November 24, 1998, the Articles of Continuance were amended to increase the capital of the Company by designating a new series of preference shares as 5.5% Cumulative Redeemable Preference Shares, Series A. On April 29, 1999, the Articles of Continuance were further amended to divide each issued and outstanding common share on a two for one basis and to provide the Board of Directors with a process to add directors between meetings of the shareholders. On May 20, 2005, the Articles of Continuance were further amended to divide each issued and outstanding common share on a two for one basis.
The Company’s head office is located at 3000, 425-1st Street SW in Calgary, Alberta.
SUBSIDIARIES
Each subsidiary listed below is 100% owned by the Company unless otherwise noted. Numerous subsidiaries, many of which are inactive, are omitted from the following list. Individually the total revenue and assets for each of these excluded subsidiaries is less than 10% of the consolidated revenue and consolidated assets of the Company. In the aggregate, for excluded subsidiaries, total revenue and total assets are less than 20% of the consolidated revenue and consolidated assets of the Company.

Name	Jurisdiction of Incorporation
IPL System Inc.	Alberta
Enbridge Pipelines Inc.	Canada
Enbridge Energy Company, Inc.	Delaware
Enbridge Pipelines (NW) Inc.	Canada
Enbridge Energy Distribution Inc.	Canada
Enbridge Gas Distribution Inc.	Ontario
Enbridge (U.S.) Inc.	Delaware
Enbridge Gas Services (U.S.) Inc.	Delaware
IPL AP Holdings (U.S.A.) Inc.[1]	Delaware
Enbridge Gas Services Inc.	Canada
Enbridge Pipelines (Athabasca) Inc.	Alberta
Enbridge Capital ApS	Denmark
Enbridge Income Fund[2]	Alberta
Tidal Energy Marketing Inc.	Canada

Notes:
[1]	IPL AP Holdings (U.S.A.) Inc. owns the Company’s 50% joint venture interest in Alliance Pipeline US.
[2]	The Company owns 41.9% of Enbridge Income Fund (EIF) and is the primary beneficiary of EIF through a combination of the voting interest and an investment in preferred units and as such, EIF is consolidated starting January 1, 2005 under Variable Interest Entity accounting rules.
GENERAL DEVELOPMENT OF THE BUSINESS
Enbridge’s primary business activities are the transportation and distribution of crude oil and natural gas. Enbridge conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Sponsored Investments, Gas Distribution and Services, and International.
•	Liquids Pipelines includes the operation of the Canadian common carrier pipeline and feeder pipelines that transport crude oil and other liquid hydrocarbons.
•	Gas Pipelines consists of proportionately consolidated investments in pipelines that transport natural gas including the U.S. portion of the Alliance Pipeline, Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico.
•	Sponsored Investments consists of the Company’s investments in Enbridge Energy Partners, L.P. (EEP), Enbridge Energy Management, L.L.C. (EEM) (collectively, the Partnership) and Enbridge Income Fund (EIF). The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids in the U.S. EIF is a publicly traded income fund whose primary operations include a 50% interest in the Canadian portion of the Alliance Pipeline and a 100% interest in a crude oil and liquids pipeline and gathering system.
•	Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. It also includes natural gas distribution activities in Quebec, New Brunswick and New York State, and the Company’s proportionately consolidated investments in CustomerWorks, a customer care company serving natural gas distribution companies, and Aux Sable, a natural gas fractionation and extraction business. The Company’s commodity marketing businesses are also included in Gas Distribution and Services.
•	The Company’s International business consists of two investments in liquids pipelines outside of North America.
THREE YEAR HISTORY
Significant events and transactions in the development of the Company’s business over the last three years include the negotiation of a new Incentive Tolling Settlement (ITS) with the Canadian Association of Petroleum Producers (CAPP) on the Enbridge System (described under Liquids Pipelines) in 2005 and the initiation of a number of strategic organic growth projects and acquisitions. Certain organic growth projects are described in detail in the Company’s 2005 Management’s Discussion and Analysis, filed on SEDAR. The projects which are expected to meaningfully influence the general development of the business are described below.
Progress on Projects Under Development
The Gateway Project
Enbridge plans to build a condensate import pipeline from Canada’s west coast to Edmonton, Alberta, which would provide transportation for offshore condensate supply, and a petroleum export pipeline, which would transport crude oil from Edmonton to the Canadian west coast. The condensate import line is expected to cost approximately $1.7 billion (in 2005 dollars) and the petroleum export line would cost approximately $2.5 billion (in 2005 dollars) on a stand-alone basis. If both parts of the project proceed together, total savings of approximately $550 million could be realized. Enbridge has also offered condensate line shippers the option to participate, as partners, in the ownership of that pipeline. Final commitment amounts and agreements, as well as equity participation agreements, are nearing the final stages of negotiations. The Open Season for the crude oil export pipeline, which closed in December 2005, resulted in non-binding expressions of interest in excess of 400,000 barrels per day (bpd), supporting the continued preparations to file a full regulatory application in 2006. The decision to proceed with the regulatory filing for either pipeline is subject to commercial considerations, including satisfactory completion of shipper agreements, environmental assessment as well as public and Aboriginal consultation. If the Project proceeds, construction could begin as early as 2008 with a target in-service date early in 2010.
Waupisoo Pipeline Project
In 2005, Enbridge reached agreements with shippers on long-term transportation commitments on the proposed Waupisoo Pipeline. The 30-inch diameter, 380-kilometer long pipeline will transport crude oil from the Cheecham terminal, currently under construction on the Athabasca System (described under Liquids Pipelines), to the Edmonton, Alberta area. The initial capacity of the line will be 350,000 bpd and is expandable to a maximum of 600,000 bpd through the addition of pumping units. Enbridge has filed an application for regulatory approval with the Alberta Energy and Utilities Board (AEUB) and other provincial government departments. Pending regulatory approvals which are, expected in mid-2006, Enbridge will begin construction on the approximately $400 million (in 2005 dollars) pipeline in 2007, with an expected in-service date of mid-2008. Based on interest expressed by oil sands producers, Enbridge is including a 16-inch, 150,000 bpd diluent return line from the Edmonton area refinery hub north to the oil sands within the scope of the project for regulatory approval and public consultation. The diluent line is expected to cost approximately $200 million (in 2005 dollars). Shipping commitments on the diluent line have not been finalized.
Surmont and Long Lake Oil Sands Projects
In 2005, the Company entered into final 25 year agreements with shippers to provide transportation services commencing during the second half of 2006. Enbridge will construct, own and operate the pipelines and facilities required by the Surmont and Long Lake Projects. The total cost is estimated to be approximately $87 million.
Southern Access Mainline Expansion and Extension Program
On December 23, 2005, EEP, Enbridge’s 10.9%-owned affiliate, filed a tolling application with the Federal Energy Regulatory Commission (FERC) with respect to the 400,000 bpd Southern Access expansion from the Canada/U.S. border near Gretna, Manitoba to Griffith, Indiana. On February 9, 2006, EEP announced that the diameter of the pipeline expansion will be increased from 30 inches to 36 inches. The FERC filing is endorsed by CAPP and a FERC decision is expected in the first quarter of 2006. The cost of the expansion, including the larger pipeline size, is estimated to be approximately US$1,040 million to EEP (in 2005 dollars). The program is scheduled to be brought into service in stages, with 44,000 bpd in 2007, an additional 146,000 bpd in 2008 and the final 210,000 bpd in 2009.
Enbridge has also completed negotiations in respect of the Canadian expansion agreement with CAPP for the Southern Access Expansion between Hardisty, Alberta and the Canada/U.S. border, near Gretna, Manitoba. Enbridge intends to apply to the National Energy Board (NEB) for approval of the Canadian expansion in 2006, the cost of which is estimated at US$135 million (in 2005 dollars) to Enbridge. The Canadian facilities can also be staged, and the in-service dates will be timed to coincide with the U.S. facilities.
Enbridge continues to discuss the extension of the mainline from Flanagan, IL to Patoka, IL or potentially Wood River, IL with shippers. The extension would involve the construction of a new 30-inch diameter, 300,000 bpd pipeline, at a cost of approximately US$250 million to US$320 million (in 2005 dollars) to Enbridge.
Alberta Clipper Pipeline
Enbridge anticipates that additional capacity to the U.S. Midwest, over and above Southern Access, described above, will be required. The Company has been actively developing the next tranche of mainline expansion capacity, known as the Alberta Clipper Pipeline, with selected shippers. The Alberta Clipper Pipeline project involves a new 36” line from Hardisty, Alberta to Superior, Wisconsin where it will interconnect with the existing mainline system to provide access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka, Wood River and Cushing. The line is expected to involve a total investment of approximately US$1.6 billion (in 2005 dollars) for an initial capacity of 400,000 bpd. Shipper interest to date has been strong, and the Company will continue these discussions with shippers during the first quarter of 2006 to seek broad industry support.
EEP
EEP has actively pursued growth through a number of strategic acquisitions and organic growth projects. In January 2006, EEP announced that it has received customer commitments to support the construction of a US$530 million expansion and extension of its East Texas natural gas system (Project Clarity). The Project will handle growing natural gas production in East Texas and will consist of a 36 inch intrastate pipeline with a capacity of approximately 700 million cubic feet per day (mmcf/d), a 250 mmcf/d treating facility and a number of upstream facilities, including gathering pipelines all of which are expected to be fully operational in late 2007.
Ontario Wind Project
Enbridge will develop 200 megawatts of wind power on the eastern shore of Lake Huron in Ontario. Construction will commence in mid-2006 and total capital expenditures are expected to be approximately $400 million. Enbridge has entered into a 20-year electricity purchase agreement with the Ontario Power Authority for all of the power produced at this facility.
2005 Transactions and Events
New ITS
The new ITS, negotiated in 2005, defines the methodology for calculating tolls on the core component of the Enbridge System in Canada. The new ITS is in effect from January 1, 2005 to December 31, 2009 and excludes minor pipelines that have their own tolling arrangements as well as expansions to the Enbridge System known as the SEP I, SEP II and Terrace expansions, which have separate tolling arrangements described under Liquids Pipelines.
Olympic Pipe Line
In December 2005, Enbridge announced that it had agreed to acquire a 65% interest in the Olympic Pipe Line Company (Olympic) from Arco MidCon LLC, a wholly owned subsidiary of BP, for US$99.8 million, subject to working capital adjustments. The transaction closed on February 1, 2006. Olympic owns the largest refined products pipeline in the State of Washington, transporting approximately 290,000 bpd of gasoline, diesel and jet fuel. The pipeline system extends 640 kilometres (400 miles) from Blaine, Washington to Portland, Oregon, connecting four Puget Sound refineries to terminals in Washington and Portland and consists of 480 kilometres (300 miles) of 6-to-20 inch diameter pipe, a 500,000-barrel products terminal, 9 pumping stations and 21 delivery points or facilities. Olympic is the sole supplier of jet fuel to the Seattle-Tacoma International Airport and is a major supplier to the Portland International Airport. BP will continue to operate the pipeline system.
Spearhead Pipeline
Enbridge acquired 90% of the Spearhead Pipeline in 2003 and the remaining 10% in 2005. The Company has reversed the flow of the pipeline, which previously operated from Cushing to Chicago, to bring crude oil from Chicago to Cushing. The reversed pipeline went into service in March 2006.
Enbridge Offshore Pipelines
During 2005, the Company acquired further interests in Neptune Pipeline and Garden Banks Gas Pipeline, businesses included in Enbridge Offshore Pipelines. The Company also initiated a project to construct and operate both a natural gas lateral and a crude oil lateral to connect the deepwater Neptune oil and gas field to existing Enbridge Offshore Pipelines infrastructure. The project is expected to cost approximately US$125 million and is expected to be completed in 2007.
2004 Transactions and Events
EEP
At the end of 2005, the Company had an effective 10.9% ownership interest in EEP (2004 — 11.6%; 2003 — 12.2%). EEP has actively pursued growth through a number of strategic acquisitions and organic growth projects. Strategic acquisitions include the acquisition of the North Texas Natural Gas System on January 6, 2005, for approximately US$165.0 million, which consists of approximately 3,540 kilometres (2,200 miles) of gas gathering pipelines and three processing plants and the acquisition of the Mid-Continent System on March 1, 2004 for US$117 million. The Mid-Continent System consists of over 770 kilometres (480 miles) of crude oil pipelines and 9.5 million barrels of storage capacity, primarily located in Cushing, Oklahoma. In 2003, EEP acquired natural gas gathering and processing assets in north Texas for US$249.7 million.

Enbridge Offshore Pipelines
On December 31, 2004, the Company completed the purchase of ownership interests ranging from 22% to 80% in natural gas pipeline systems in the Gulf of Mexico from Shell for approximately $754 million. The assets, referred to as Enbridge Offshore Pipelines, include ownership interests in 11 transmission and gathering pipelines that transport approximately 3 billion cubic feet (bcf) per day of natural gas. The assets, which are held primarily through joint venture interests, transport approximately 50% of all deepwater production in the Gulf of Mexico.
In 2004, Enbridge sold its investment in AltaGas Income Trust resulting in an after-tax gain of $97.8 million.
2003 Transactions and Events
On October 1, 2003, the Company purchased an additional 15% interest in Vector Pipeline Partnership for approximately $97.7 million, including the assumption of $61.5 million in debt, increasing the Company’s ownership interest from 45% to 60%. As a result of this additional investment, the Company established joint control effective October 1, 2003. In 2003, the Company also purchased additional interests in both Alliance Pipeline and Aux Sable for a total cost of approximately $223 million, increasing the Company’s interest in both Alliance Pipeline Canada and Alliance Pipeline US from 37.1% to 50%, and increasing the Company’s interest in Aux Sable from 30.9% to 42.7%. As a result, the Company established joint control of both Alliance Pipeline and Aux Sable, effective April 1, 2003. The Company’s 50% interest in Alliance Pipeline Canada was sold to EIF in June 2003.
On June 30, 2003, the Company formed EIF, an unincorporated open-ended trust established under the laws of Alberta. On formation, the Company sold its 50% interest in Alliance Pipeline Canada together with its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. to EIF for total proceeds of $905.0 million.
On April 1, 2003, Phase III of the Terrace Expansion Project (Terrace) was completed at a cost of approximately $120 million on the Enbridge System and approximately US$193 million on the Lakehead System. This has increased mainline system capacity by 140,000 bpd.

DESCRIPTION OF THE BUSINESS
REVENUES BY SEGMENT

(Canadian dollars in millions)	2005	2004	2003

Liquids Pipelines	881.0	872.7	821.5
Gas Pipelines	364.3	271.7	222.1
Sponsored Investments[1]	249.0	—	—
Gas Distribution and Services[2,3]	6,947.1	6,631.1	4,659.1
International	11.7	32.3	26.2
Corporate	—	—	0.1

Total Revenues	8,453.1	7,807.8	5,729.0

Notes:
[1]	Prior to 2005, earnings from EEP and EIF were accounted for as investment income and were therefore not included in revenues. Starting in 2005, the Company consolidates EIF under Variable Interest Entity accounting guidelines.

[2]	Gas Distribution and Services includes 15 months of revenues in 2004 for Enbridge Gas Distribution and other gas distribution businesses, all of which changed their year end to December 31 in 2004.

[3]	The Company has reclassified the revenues and cost of sales attributable to its marketing business, included in Gas Distribution and Services, to reflect the gross amounts. Previously, the Company had reported these balances on a net basis.
LIQUIDS PIPELINES
Enbridge has ownership in, and operates, the world’s longest liquid petroleum pipeline system. The mainline system (the System) consists of the Enbridge System (the portion of the System located in Canada) and the Lakehead System (the portion of the System located in the United States), which is owned by EEP. The Company has an equity investment in EEP that is included in Sponsored Investments. The Athabasca System transports synthetic and heavy crude oil from the Athabasca and Cold Lake regions of Alberta to Hardisty, Alberta. The Norman Wells (NW) System transports crude oil from the Northwest Territories to Zama, Alberta. In addition, Enbridge has interests in various feeder pipeline systems (Frontier, Toledo, Mustang and Chicap), which operate in the United States, as well as the Spearhead Pipeline, which began transporting Canadian crude oil from the Lakehead System at Chicago, Illinois to Cushing, Oklahoma in March 2006.
Enbridge System
The Enbridge System extends approximately 1,930 kilometres (1,200 miles) from Edmonton to the U.S. border near Gretna, Manitoba where it connects with the Lakehead System. It continues from the US border near Sarnia, Ontario to Toronto, Ontario with lateral lines to Nanticoke, Ontario and Niagara Falls, Ontario and includes the reversed Line 9, which extends from Montreal, Quebec to Sarnia. The Enbridge System is regulated by the NEB.
Services
The Enbridge System regularly transports up to 70 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes, natural gas liquids (NGL) and refined products.
The Enbridge System consists of a number of separate segments:
(i)	a mainline segment that consists of five pipelines, with a capacity of 1,930,000 barrels/day from Edmonton, Alberta to the U.S. border near Gretna, Manitoba.

(ii)	a Sarnia, Ontario to Toronto, Ontario segment that consists of two lines with a capacity of 150,000 bpd. The Sarnia to Toronto segment includes lateral lines from Westover, Ontario, to Nanticoke, Ontario and Niagara Falls, Ontario.

(iii)	a Montreal, Quebec to Sarnia, Ontario segment, Line 9, with a capacity of 240,000 bpd.
The annual capacities noted above take into account estimated crude slate and receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.
Significant Contracts — Tolling Agreements and Tariffs
The NEB has regulatory authority in Canada over the construction and operation of pipelines for the interprovincial transportation of liquid hydrocarbons and over matters relating to the accounting and rates of such pipelines.
Enbridge System tolls have been based on an incentive approach since 1995. The main objective of this methodology is to more closely align the interests of the Company with the interests of its shippers. It provides for the sharing with customers of the results of operating efficiencies and cost savings achieved above certain thresholds on an annual basis.
In 2005, Enbridge and CAPP approved the key terms of a new negotiated ITS, effective for January 1, 2005 to December 31, 2009. In January 2006, the NEB approved the new ITS. The new ITS continues the sharing of earnings in excess of a stipulated threshold and provides a fixed annual mainline integrity allowance. In conjunction with the Terrace Agreement, the new ITS continues the throughput protection provisions ensuring the Company is insulated from negative volume fluctuations beyond its control. In addition to the incentive-based provisions in prior agreements, service and reliability metrics, collectively referred to as performance metrics, have been added to the new ITS to further align the Company’s interests with its shippers. The Company has the opportunity to increase earnings by achieving performance targets under the new service and reliability performance metric provisions. Service metrics establish financial bonuses and penalties for prescribed performance targets related to crude oil quality management and predictability of scheduled deliveries. The reliability metric provides for bonuses and penalties associated with optimization of system capacity, which are calculated relative to annual capacity targets.
Tariffs
Tolls are calculated in accordance with various agreements. Under published tariffs for the Enbridge System, the tolls for transportation, including terminaling and tankage charges where applicable, of light crude oil from Edmonton to principal delivery points, at December 31, 2005 are set forth below.

Canadian Toll
Per Barrel
Regina, Saskatchewan	$0.953
U.S. border near Gretna, Manitoba	$1.198
Sarnia, Ontario	$1.392

The rates for medium and heavy crude oils are higher, while those for refined products and NGL are lower than the rates set forth in the above table to compensate for differences in costs for shipping different types and grades of liquid hydrocarbons. The Canadian portion of the Terrace Agreement toll surcharge, described below, is included in the tolls listed in the table above.

SEP II Risk Sharing Agreement
Enbridge, EEP and CAPP entered into a Risk Sharing Agreement, effective for 15 years, with respect to SEP II, a 100,000 bpd expansion completed in 1998. The Risk Sharing Agreement provides that the rate of return on the SEP II investment will be based, in part, on the utilization level of the additional capacity constructed. Higher utilization is expected to result in a greater return, subject to a minimum and maximum rate of return of 7.5% and 15.0%, respectively. During 2005, Enbridge and EEP earned the minimum rate of return on SEP II.
Terrace Agreement Toll Surcharge
As part of the Terrace Agreement, Enbridge, EEP and CAPP agreed to a fixed toll surcharge of $0.05 per barrel for the movement of light crude from Edmonton to the Chicago area. This toll surcharge commenced on April 1, 1999, when Terrace Phase I was completed. The incremental toll is allocated between Enbridge and EEP. Unused capacity under the Terrace Agreement is incorporated in tolls in the following year.
Principal Markets
The System (comprising Enbridge System and Lakehead) is the primary transporter of crude oil from Western Canada to the United States. It is the only pipeline that transports crude oil from Western Canada to eastern Canada, serving all of the major refining centres in Ontario, as well as the Midwest region of the United States. Shipments delivered to the Enbridge System originate in oilfields and oil sands in Alberta, Saskatchewan, Manitoba, British Columbia and the Northwest Territories, and reach the Enbridge System through the NW and Athabasca Systems owned by Enbridge, as well as pipelines owned and operated by others. These pipelines connect with the Enbridge System at two receiving points in Alberta, two in Saskatchewan and one in Manitoba. In addition, the Enbridge System receives offshore crude oil through connecting pipelines at Montreal, Quebec.
Outlook on Supply
Generally, development of the oil sands resource has more than offset declining conventional production. In 2005, due to events such as a significant fire at a Suncor facility, growth in oil sands production did not offset the decline in production from conventional resources. The NEB estimates that total Western Canada 2005 production will be 2.3 million bpd1 at the end of 2005 (2004 — 2.2 million bpd). At the end of 2004, remaining established conventional oil reserves in Western Canada were estimated to be 3.8 billion barrels2 and remaining established reserves from oil sands were estimated at 174 billion barrels3. Combined conventional and oil sands reserves put Canada second only to Saudi Arabia with 14% of the worldwide estimated proved reserves4.
(1)	National Energy Board 2005 Estimate Production of Canadian Crude Oil and Equivalent Table 1

(2)	Canadian Association of Petroleum Producers Statistical Handbook 2005

(3)	Alberta Energy and Utilities Board Alberta’s Reserves 2004 and Supply/Demand Outlook

(4)	Oil and Gas Journal’s Worldwide Look at Reserves and Production, December 19, 2005
Deliveries and Demand for Western Canadian Sedimentary Basin Crude
The Company’s liquids pipelines are dependent upon the demand for crude oil and other liquid hydrocarbons produced from Western Canada. Historically, the pipeline system has delivered crude oil to three main markets: Ontario/Quebec, and the Midwest portion of the United States with some additional volume delivered to Western Canada. Deliveries from the System are made in the prairie provinces, the Province of Ontario and in the Great Lakes and Midwest regions of the United States, principally to refineries, either directly or through the connecting pipelines of other companies. Within these regions are located major refining centres near Sarnia, Nanticoke, and Toronto, Ontario; the Minneapolis-St. Paul area of Minnesota; Superior, Wisconsin; Chicago, Illinois; the Patoka/Wood River, Illinois area; Detroit, Michigan; and Toledo, Ohio. Through Company initiatives, crude oil will begin to penetrate southern markets in PADD II (the U.S. Midwest) with the Spearhead Pipeline as well as the U.S. Gulf Coast (PADD III) via a third party pipeline system.
Historically, Canada has been the third largest supplier of crude to the U.S. However, for the past two years, Canada has surpassed both Mexico and Saudi Arabia to become the largest exporter of crude oil to the U.S. Western Canada demand is served by local supply and has increased by 25,800 bpd over the last two years. During 2005, an equal mix of Western Canadian and Atlantic Basin crude oil satisfied Ontario’s crude oil requirements. Deliveries to Ontario from Western Canada and from Montréal, Quebec declined in 2005 with the closure of Petro-Canada’s Oakville refinery. Deliveries of WCSB crude into PADD II (the U.S. Midwest) remained relatively flat over the last two years with reduced WCSB crude oil supply in 2005. Deliveries of Canadian crude oil to the U.S. demonstrated a growth of 116,400 bpd by December compared to the third quarter of 2005, as Suncor’s recovered production entered the market. Over the same two-year period, deliveries into PADD IV (the U.S. Rocky Mountains) have increased by 30,800 bpd and PADD V (the Western U.S.) deliveries have increased by 25,000 bpd.
The following table sets forth the information related to deliveries and other distance-related operating data of the Enbridge System for each of the years in the three-year period ended December 31, 2005.

	Deliveries
(thousands of barrels per day)	2005	2004	2003

Prairie Provinces
Light crude oil	182	194	176
Medium and heavy crude oil	132	126	91
Refined products	79	83	83

	393	403	350

United States
Light crude oil	198	261	252
Medium and heavy crude oil	783	748	690
Natural gas liquids	4	4	4

	985	1,013	946

Ontario
Light crude oil	338	403	391
Medium and heavy crude oil	58	79	68
Natural gas liquids	98	103	109

	494	585	568

	1,872	2,001	1,864

Barrel Miles (billions)	350	383	361
Average Haul (miles)	513	523	530

Enbridge System average deliveries include Line 9 volumes of 190,000 bpd (2004 — 227,000; 2003 — 216,000).
Competitive Conditions
Competition among common carrier pipelines is based primarily upon the cost of transportation, access to supply, batch shipping integrity, interconnectivity with storage and proximity to markets. Kinder Morgan Canada’s Trans Mountain and Express Pipeline systems, as well as other common carriers, can be used by producers to ship Western Canadian crude oil to refineries in either Western Canada or the United States. Although the Company does not compete directly in the regions served by these other pipelines, producers can elect to have their crude oil refined elsewhere than delivery points on the Enbridge System. Competition may also arise from pipeline proposals that may provide access to market areas currently served by the Company’s liquids pipelines. One such proposal is the Keystone Project put forward by TransCanada Corporation to ship Western Canadian crude oil into PADD II starting in 2009 or 2010. The Company believes that currently its liquids pipelines are serving larger markets and provide attractive options to producers in the WCSB due to their competitive tolls and flexibility.
Other Liquids Pipelines
Athabasca System
The Athabasca System, which is owned and operated by Enbridge, has a design capacity of 570,000 bpd and extends approximately 550 kilometres (340 miles) from north of Fort McMurray in northern Alberta, south to the pipeline hub at Hardisty, Alberta. At Hardisty, it accesses the Enbridge System and other carriers for transportation to Canadian and U.S. refineries. The Athabasca System also includes the Athabasca Terminal with 1.6 million barrels of receipt tankage, as well as the MacKay River and Christina Lake lateral feeder lines and tankage facilities. Enbridge has a 30-year take-or-pay transportation arrangement with Suncor Energy Inc., the initial shipper on the Athabasca System. The agreement also provides the shipper with options to increase and extend the life of the agreement beyond the initial 30-year term. Enbridge has also contracted to provide transportation services for EnCana Corporation and Petro-Canada Oil and Gas and, starting in 2006, for ConocoPhillips Surmont Partnership and Total E&P Canada Ltd. (the Surmont Shippers) and Nexen Inc. and OPTI Canada Inc. (the Long Lake Shippers) on pipelines and facilities currently under construction. The Athabasca System is regulated by the AEUB.
NW System
The NW System extends approximately 870 kilometres (540 miles) between Norman Wells, Northwest Territories and Zama, Alberta. The NW System is regulated by the NEB and is subject to a negotiated settlement and throughput agreement with its main shipper.
Spearhead Pipeline
The Spearhead Pipeline, which was put in service in March 2006, has a capacity of 125,000 bpd and 4.3 million barrels of tankage, and extends approximately 1,045 kilometres (650 miles) from Chicago, Illinois to Cushing, Oklahoma. The Company has 10-year shipper commitments for 60,000 bpd increasing to 70,000 bpd in 2009. Spearhead Pipeline is regulated by the FERC.
Other U.S. Liquids Pipelines
Other U.S. Liquids Pipelines are regulated by the FERC and include a 77.8% interest in the Frontier System, a 30% joint venture interest in the Mustang System, a 22.8% interest in the Chicap System, the wholly-owned Toledo System and the Patoka West Tank Farm Facility.
Safety and Environmental Protection
Enbridge has appropriate mechanisms in place to monitor and address the safety and environmental aspects of its operations. Enbridge has health, safety and environmental management systems and has established policies, programs and practices for conducting safe and environmentally sound operations.
Spills of crude oil and petroleum products are not unusual within the liquids pipeline industry and the Company has experienced such spills in the past. A comprehensive methodology for managing environmental aspects of hydrocarbon spills is in place. Historic spills along the pipeline system may have resulted in soil or groundwater contamination where further remediation may be required. Enbridge continues to voluntarily investigate past leak sites to assess whether any remediation of contaminated lands is required in light of current legislation, in consultation with regulatory agencies and landowners. To date, no material environmental risks have been identified.
The environmental protection requirements applicable to the Company’s pipeline operations do not adversely affect the pipeline operations’ competitive position, capital expenditures program or level of earnings. However, the risk of substantial liabilities is inherent in pipeline operations and there can be no assurance that such liabilities will not be incurred. Regular internal reviews and audits are conducted to assess compliance with legislation and company policy. To the best of the Company’s knowledge, its pipeline operations are in compliance with all applicable safety and environmental regulations governing their operations.
Pipeline Integrity
The focus of Enbridge’s integrity management program is to continuously monitor the condition of the pipeline system and apply preventative maintenance programs. In 2005, in-line inspections for corrosion, cracks and pipe deformities such as dents were conducted in various lines throughout the pipeline system. Investigative excavations were conducted to evaluate anomalies detected by the inspections and repairs were conducted as needed. All work plans and implementation procedures meet or exceed regulatory requirements and are regularly reviewed and continuously improved to ensure best technologies are utilized and integrity management processes are optimised.
Employees
Approximately 896 individuals are employed in the Liquids Pipelines segment within Enbridge.

GAS PIPELINES
Gas Pipelines consists of investments in Alliance Pipeline US, Vector Pipeline and Enbridge Offshore Pipelines. Enbridge has joint control over these investments with one or more other owners. Enbridge owns a 50% interest in the US portion of the Alliance System, a 60% interest in Vector Pipeline and interests ranging from 22% to 100% in the pipelines comprising the Enbridge Offshore Pipelines.
Alliance Pipeline
The Alliance Pipeline is a natural gas pipeline extending 3,000 kilometers (1,875 miles) from supply areas in northwestern Alberta and northeastern British Columbia to Chicago, Illinois. The Canadian portion of the Alliance Pipeline is 50% owned by Enbridge Income Fund, a consolidated sponsored investment.
The Alliance Pipeline has a firm delivery capacity of approximately 1.3 billion cubic feet (bcf) of natural gas per day, all of which is committed through take-or-pay transportation agreements ending in 2015, and additional transportation capacity of approximately 0.3 bcf per day which is available to shippers at no additional cost other than the cost of the associated fuel requirements. The contracts permit Alliance to recover the cost of service, which includes operating and maintenance costs, cost of financing, an allowance for income tax, an annual allowance for depreciation, and an allowed return on equity. Each contract may be renewed upon five years notice for successive one-year terms beyond the original 15-year primary term. The rates and tariff for Alliance Pipeline US are regulated by the FERC.
The Alliance Pipeline connects in the Chicago area with two local natural gas distribution systems and five interstate natural gas pipelines, which provide shippers access to natural gas markets in the Midwestern and northeastern United States and eastern Canada. It also interconnects with a pipeline in North Dakota. The Alliance Pipeline connects with a NGL extraction facility (Aux Sable) in Channahon, Illinois near the terminus of the Alliance Pipeline.
Vector Pipeline
Enbridge provides operating services to the 348-mile Vector Pipeline, which transports natural gas from Chicago, Illinois to Dawn, a storage location near Dresden, Ontario. The primary source of natural gas for Vector Pipeline is through interconnection facilities established with Alliance Pipeline and Northern Border Pipeline. Vector Pipeline has a nominal delivery capacity of 1.0 bcf of natural gas per day and is expandable to 1.5 bcf per day with additional compression stations. Approximately 70% of the long haul capacity of Vector is committed to firm transportation contracts that expire in 2015 at rates negotiated with the shippers and approved by the FERC. The remaining capacity is sold at market rates and various term lengths under firm and interruptible transportation service agreements. Vector Pipeline is currently operating at or near capacity. In 2005, Vector Pipeline announced plans to construct two additional compressor stations, which would expand Vector Pipeline’s nominal capacity to 1.2 bcf per day, that it had obtained 10 year, binding agreements from shippers and that it had initiated the filing process with the FERC.
Enbridge Offshore Pipelines
Enbridge Offshore Pipelines (EOP) is comprised of ownership interests in 11 natural gas gathering and transmission pipelines in five major corridors in the Gulf of Mexico and include a total of 2,380 kilometers (1,480 miles) of pipeline. The assets are held primarily through joint ventures with ownership interests ranging from 22% to 100%. EOP transports approximately 3 bcf of natural gas per day, which is approximately half of all deepwater production in the Gulf of Mexico. The rates and tariffs for EOP are regulated by the FERC, for pipelines conducting interstate business, and the Outer Continental Shelf Lands Act, for gathering laterals and are based on a mix of tariff-based and market-based rates.
All natural gas pipelines are subject to federal, state or local laws and regulations related to environmental protection and operational safety. To the best of the Company’s knowledge, the operations of all affiliated systems are in substantial compliance with applicable environmental and safety regulations.

Employees
Approximately 100 individuals are directly employed by Enbridge to provide operating services to EOP. The Alliance Pipeline is operated and administered entirely by employees of Alliance Pipeline. The Vector Pipeline is operated and administered in part by employees of Vector Pipelines, and in part through operating and administrative services provided by Enbridge.
SPONSORED INVESTMENTS
Sponsored Investments includes the Company’s 10.9% ownership interest in EEP and a 41.9% equity interest in EIF. Enbridge manages the day-to-day operations of, and develops and assesses opportunities for each, including both organic growth and acquisition opportunities.
Enbridge Energy Partners
Enbridge’s 10.9% ownership interest in EEP is comprised of the Company’s direct investment in EEP of 7.9% and an indirect investment of 3.0% through the Company’s 17.2% ownership interest in EEM. EEM’s business activities are limited to managing the business and affairs of EEP and holding an approximate 17.5% interest in EEP.
EEP owns and operates crude oil and liquid petroleum transmission pipeline systems, natural gas gathering and related facilities and marketing assets in the United States. Significant assets include the Lakehead System, which is the extension of the Enbridge System in the US, natural gas gathering and processing assets in east Texas (East Texas System), the mid-continent crude oil system (Mid-Continent System), which was acquired in 2004, a natural gas system in north Texas (North Texas System), which was also acquired in 2003, and a feeder pipeline in North Dakota.
Enbridge, as the general partner of EEP, receives incentive income based on the level of quarterly cash distributions. EEP makes quarterly cash distributions of all of its available cash to the holders of its common units, including Enbridge. Under the Partnership Agreement, Enbridge receives incremental incentive cash distributions, which represent incentive income, on the portion of cash distributions, on a per unit basis, that exceed certain target thresholds.
Enbridge Income Fund
Enbridge created EIF in June 2003. On formation, EIF acquired the Company’s 50% interest in the Canadian segment of the Alliance Pipeline, as well as its 100% interest in the Enbridge Saskatchewan System. A subsidiary of Enbridge acts as EIF’s manager. Enbridge holds a 41.9% interest in EIF in the form of subordinated units of EIF and 100% of the non-voting, preferred units of Enbridge Commercial Trust, a direct subsidiary of EIF.
The Canadian segment of the Alliance Pipeline consists of an approximately 1,560 km high-pressure, natural gas transmission system and an approximately 700 km lateral pipeline system. The Saskatchewan System’s primary business activity is the transportation of crude oil and other liquid hydrocarbons by pipeline through the ownership and operation of the Saskatchewan, Westspur and Weyburn pipeline systems located primarily in Saskatchewan and the Virden pipeline system located in Manitoba.
Employees
Enbridge employs approximately 1,354 individuals who provide services to Sponsored Investments.
Each of EEP and EEM has filed an Annual Report on Form 10-K for the year ended December 31, 2005 with the Securities and Exchange Commission in the United States. These documents contain detailed disclosure with respect to each entity and are publicly available from the Securities and Exchange Commission and through www.edgar.com. No part of the Form 10-K filed by EEP or by EEM is intended to be incorporated by reference in this Renewal Annual Information Form of Enbridge Inc.
EIF has filed an Annual Report and a renewal Annual Information Form (AIF) for the year ended December 31, 2005 with Canadian Securities Administrators in Canada. The AIF and the Annual Report, which includes consolidated financial statements and Management’s Discussion and Analysis, contain detailed disclosure with respect to the Enbridge Income Fund and are publicly available through www.sedar.com. No part of EIF’s Annual Report, consolidated financial statements, Management’s Discussion and Analysis or Renewal AIF is intended to be incorporated by reference in this AIF of Enbridge Inc.
GAS DISTRIBUTION AND SERVICES
The primary component of Gas Distribution and Services is the gas distribution operations of Enbridge Gas Distribution (EGD). This segment also includes Noverco, CustomerWorks, the gas services business, which manages the Company’s merchant capacity commitments on Alliance and Vector, and the Company’s investment in Aux Sable.
Enbridge Gas Distribution
Principal Markets
Enbridge’s gas distribution business is conducted primarily through EGD, a wholly-owned subsidiary. EGD is Canada’s largest natural gas distribution utility, serving over 1.75 million residential, commercial, industrial and transportation service customers in central and eastern Ontario, including the City of Toronto and the surrounding areas of Peel, York and Durham, as well as the Niagara Peninsula, Ottawa, Brockville, Peterborough, Barrie and many other Ontario communities. The gas distribution utility business of EGD is regulated by the Ontario Energy Board (the OEB), its principal regulator, which regulates various aspects of EGD’s utility operations in Ontario.
Distribution Methods
EGD’s principal source of revenue is from distribution services provided to its customers. The services provided to residential and small commercial and industrial heating customers are primarily on a general service (non-contract) basis. The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts. Under a firm service contract, EGD is obligated to deliver natural gas to the customer up to a maximum daily volume. The service provided under an interruptible service contract is similar to that of a firm contract, except that it allows for service interruption at the option of EGD to meet seasonal or peak demands. The OEB approves rates for both contract and general services.
Customers have several choices in respect of gas supply. One option is the sales service option whereby the customer purchases gas from EGD’s supply portfolio (system supply). EGD does not earn a profit on the gas commodity it provides to customers. Alternatively, a customer may select a direct purchase option, which is either a transportation service arrangement or a buy/sell arrangement. Under the transportation service arrangement, a customer supplies natural gas at a TransCanada PipeLines Limited (TransCanada) receipt point in Western Canada or at a TransCanada delivery point in Ontario, and EGD redelivers an equivalent amount of gas to the customer’s end-use location. Under the buy/sell arrangement, a customer purchases gas directly from a Western Canadian producer or a marketer and sells it to EGD at a TransCanada receipt point in Western Canada. EGD, in turn, resells the gas, now integrated into its general supply portfolio, back to the customer at its end-use location. The buy/sell arrangements are being phased out as they expire, and are being replaced with transportation service arrangements. Both types of arrangements are billed under the OEB-approved rate schedules.
Pricing and Availability of Natural Gas
Gas Supply
To acquire the necessary volume of gas to service its customers, EGD maintains a diversified gas supply portfolio. During the year ended December 31, 2005, EGD acquired approximately 176.6 bcf of natural gas, of which 29.4% was acquired from Western Canadian producers; 44.1% from suppliers in Chicago and 26.5% was acquired on a delivered basis in Ontario. EGD also transported 264.9 bcf of natural gas on behalf of direct purchase customers operating under a transportation service arrangement.
EGD’s system supply gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market. The prices in these contracts are indexed to either Alberta, Chicago or New York based prices. EGD uses natural gas financial derivatives such as price swaps, calls and collars to manage customers’ exposure to natural gas price risk.
Transportation
EGD relies primarily upon TransCanada for transportation service to bring its diversified gas supply from Western Canada to its franchise area. EGD has long-term firm transportation service contracts with TransCanada, over varying time periods, for annual deliveries of approximately 300 bcf of natural gas. This includes deliveries by direct purchase customers via TransCanada capacity that has been assigned by EGD to the direct purchase customer or capacity that has been contracted directly with TransCanada by the direct purchase customer.
The transportation service contracts are not directly linked with any particular source of gas supply. Separating transportation contracts from gas supply allows EGD flexibility in obtaining its own gas supply and accommodating the transportation of natural gas purchased directly by end-use customers. EGD continues to forecast the gas supply needs of all its customers, including the associated transportation and storage requirements.
TransCanada’s transportation tolls, which are approved by the NEB, consist of a fixed cost (demand component) and a variable cost (commodity component) for Firm Transportation (FT) service. An FT shipper, such as EGD, must pay the demand component regardless of the volume of gas that TransCanada actually transports for the FT shipper. Consequently, if an FT shipper does not utilize all of its FT capacity rights, the FT shipper would incur unabsorbed demand charges in respect of the unutilized portion.
EGD also has contracts for firm transportation service on the Alliance and Vector pipelines. EGD relies on its long-term contracts with Union Gas Limited (Union) for transportation from Dawn, a storage location near Dresden, Ontario, to the Company’s major market in the greater Toronto area. The contracts effectively provide the Company with access to U.S.-sourced gas delivered at St. Clair, Michigan by Michigan Consolidated Gas Company (MichCon), including gas delivered to MichCon by upstream pipelines in the United States and at Dawn by the Vector Pipeline. The contracts also provide transportation for gas stored at the Company’s and Union’s storage pools in the Sarnia area to the market area.
EGD is also a participant in the Link Project, which involved the construction of connecting pipelines in southwestern Ontario by Niagara Gas Transmission Limited (Niagara Gas), a wholly-owned subsidiary of Enbridge, and in southwestern Michigan by ANR Pipeline Company (ANR). These pipelines effectively link ANR’s southeast and southwest mainlines, which access major U.S. supply basins, and MichCon’s transportation system, which accesses Michigan supplies, directly to EGD’s principal storage facilities near Dawn (see “Gas Storage” below) and indirectly to Union Gas Limited’s transmission system at Dawn. EGD has entered into long-term contracts for transportation service with ANR, MichCon and Niagara Gas.
Gas Storage
The business of EGD is highly seasonal as daily market demand for gas fluctuates with changes in weather, with peak consumption occurring in the winter months. Utilization of storage facilities permits EGD to take delivery of gas on favourable terms during off-peak summer periods for subsequent use during the winter heating season. This practice permits EGD to minimize the annual cost of transportation of gas from Western Canada, assists in reducing its overall cost of gas supply and adds a measure of security in the event of short-term interruption of transportation of gas from Western Canada to EGD’s franchise area.
EGD’s principal storage facilities are located in southwestern Ontario near Dawn and have a total capacity of approximately 98.9 bcf. Approximately 91.8 bcf of the total capacity is available to EGD. EGD also has a storage contract with Union Gas Limited for 20.0 bcf of storage capacity.

The EGD-operated storage facilities are connected to the Dawn storage and transmission hub by two 30-inch pipelines owned by EGD. In the summer, gas is delivered to Dawn for injection into storage through the transmission facilities of TransCanada and Vector pipelines. In the winter, gas is withdrawn from storage and delivered to Dawn and transported to EGD’s major market area of Toronto through the transmission facilities of Union. EGD has transportation contracts with TransCanada, Vector and Union for the delivery of gas to and from storage.
Pursuant to a Notice of Proceeding issued by the OEB on December 29, 2005, the OEB indicated its intention to examine two issues involving gas storage. The first issue relates to rates for gas-fired generators (and other qualified customers). The second issue involves storage regulation in Ontario and, more specifically, whether the OEB should refrain, in whole or in part, from exercising its power to regulate the rates charged for the storage of gas in Ontario. Both of these issues were identified in an earlier (2005) report of the OEB entitled Natural Gas Regulation in Ontario: A Renewed Policy Framework. The Company is currently examining these issues and plans to file evidence with the OEB in the spring of 2006. A hearing is then contemplated by the OEB, to be held later in the spring or summer of 2006.

Historical Operating Statistics for EGD

	Year Ended	15 Months Ended	Year Ended
	December 31,	December 31,	September 30,

	2005	2004	2003

Gas supply and sendout (mmcf)[1]
Natural gas purchased	183,333	214,853	181,671

Gas into storage	(105,097)	(104,435)	(117,831)

Gas out of storage	96,381	126,699	101,615

Total gas sendout	174,617	237,117	165,455

Transportation of gas	264,034	337,775	295,775

Total gas and transportation gas sendout	438,651	574,892	461,230

Gas sales to customers	174,515	223,343	162,468

Transportation of gas	264,182	352,047	295,775

Total sales	438,697	575,390	458,243

Used by EGD (mmcf) [1]	170	265	219

Other volumetric variances (mmcf) [1]	(215)	(763)	2,768

	438,652	574,892	461,230

Average daily send-out (mmcf) [1]	1,194	1,264	1,261

Average use per residential customer (mcf)[1]	104	126	109

Degree day deficiency [2]
Actual	3,750	5,052	4,029

Forecast based on normal weather	3,747	4,849	3,565

Number of active customers — year end [3]	1,774,067	1,726,857	1,652,373

Number of employees — period end	1,765	1,633	1,600

Notes:
1.	mcf = thousand cubic feet mmcf = million cubic feet
2.	Degree day deficiency is a measure of coldness, which is indicative of volumetric requirements of natural gas utilized for heating purposes in all markets. It is calculated by accumulating from the start of the fiscal period the total number of degrees each day by which the daily mean temperature falls below 18 degrees celsius (the figures given are those accumulated in the Toronto area).
3.	Number of active customers includes gas sales and transportation service customers. As the commodity cost of gas is flowed through to gas sales customers with no mark up, the composition of customers between gas sales and transportation service has no impact on EGD’s earnings.

	Year Ended	15 Months Ended	Year Ended
	December 31,	December 31,	September 30,

	2005	2004	2003

Number of active customers — period end
Residential	1,047,350	976,384	925,674

Commercial	93,686	85,338	81,289

Industrial	3,763	3,441	3,413

Wholesale	1	1	1

Transportation	629,267	661,693	641,996

Total active customers	1,774,067	1,726,857	1,652,373

Regulation
While EGD will again be under a cost of service rate setting mechanism in 2005, EGD continues to explore alternate rate-making models with the regulator.
On March 30, 2005, the OEB released its policy framework with respect to natural gas regulation in Ontario. With respect to rate regulation, the OEB expressed its belief that a multi-year incentive regulation (IR) plan with the following key parameters will meet its objectives:
•	Inclusion of an appropriate annual adjustment mechanism to give effect to the combined assessment of cost changes and productivity improvements, to ensure that benefits of efficiencies are shared with customers during the term of the plan;

•	Mandatory cost of service rebasing at the end of each IR plan term and before a new plan is put in place to ensure that efficiency improvements will be revealed and that the benefits are passed onto customers through base rates for the following IR plan period;

•	Earnings sharing mechanisms will not form part of IR plans, in order to provide a strong incentive to achieve sustainable efficiencies that can be shared with customers through the annual adjustment mechanism and rebasing; and

•	IR term plans are expected to run between three and five years.
The Company expects the IR regime to be implemented sometime in 2008.
Fiscal 2006 Rates
The Company’s 2006 rate application was a traditional cost of service application. Key elements of the Company’s requested / approved rates are summarized below:

	Requested for	Approved	Approved
	December 31,	September 30,	September 30,
Regulatory year ending	2006	2005	2003

Rate base (millions)	$3,596.2	$3,422.1	$3,155.8
Deemed common equity for regulatory purposes	35.00%	35.00%	35.00%
Rate of return on common equity	8.74%	9.57%	9.69%

The rate of return on common equity is calculated with reference to a formula approved by the OEB that incorporates the long bond yield forecast. The 2006 rate application requested a rate of return of 10.11%, which was a preliminary calculation based on the forecast yield for long bonds used in the formula at the time the 2006 rate application was made. Subsequent movements in the forecast yield for long bonds have resulted in a final rate of return on common equity of 8.74% becoming applicable for 2006.
On February 9, 2006, the OEB released its decision relating to the Company’s 2006 rate application. Key elements of the decision include limiting proposed capital expenditures to $300 million, as compared to the Company’s request for capital expenditures of approximately $460 million. Average annual capital expenditures incurred over the past five years have been approximately $250 million. The OEB’s decision is expected to result in an overall increase in rates of less than 3% for the average residential customer. Updated information relating to the Company’s rate base and rate of return on rate base, as affected by this decision, has not been finalized as of the date hereof. A copy of the OEB’s decision is available at www.oeb.gov.on.ca.
2005 Rates
The Company’s rates for 2005 were approved by the OEB in November 2004. A rate of return on common equity of 9.57% was applicable in 2005.
2004 Rates
The Company’s fiscal 2004 rate application was not a traditional cost of service application, since it requested an increase in 2003 rates by 90 percent of the forecast Ontario consumer price index. Accordingly, no rate base information has been provided in the table above. A rate of return on common equity of 9.69% was applicable in 2004.
The Company also applied to the OEB for approval to change the regulatory rate-setting cycle to run on a calendar year basis, starting in 2006, instead of the existing October to September cycle. The change was approved by the OEB in November 2004, as part of its final decision on the 2005 rate application.
Competitive Conditions
Natural gas is the predominant fuel of choice in the residential heating market throughout EGD’s franchise area. The primary competition to natural gas in the residential heating market has historically been from domestic fuel oil and electricity. In 2005, natural gas in the residential heating market experienced, on average, a price advantage on an equivalent annual volume basis of 40% (2004 — 38%) against electricity and 32% (2004 — 23%) against domestic fuel oil.
Although natural gas commodity prices remained historically high over the year, the concurrent run-up in oil prices and electricity prices have kept natural gas prices competitive with alternative energy sources. Natural gas prices have risen mainly due to steady increases in demand and tight short-term supply. Over the longer term, supply is expected to expand with a greater North American Liquefied Natural Gas infrastructure and Arctic gas contributions.
Environment and Safety
The impact of energy usage on the environment is a significant concern with attention being focused not only on the environmental impacts associated with the production, transmission and delivery of energy, but also with respect to emissions resulting from energy use. The use of fossil fuels results in air emissions. These emissions include primarily carbon dioxide, sulphur dioxide, nitrogen oxides, total suspended particulates, and to a lesser extent, carbon monoxide and methane. However, the levels of these emissions are not the same for all fossil fuel types. Natural gas has the lowest emissions profile of any of the fossil fuels, emitting 45% less carbon dioxide (CO2) than conventional coal-fired generation and no sulfur dioxides (SO2). In addition, though every combustion process produces nitrogen oxides (NOx), natural gas applications have evolved to the point where NOx production at combustion is minimal, particularly in comparison with other fossil fuels1.

[1]	Canadian Gas Association, 2005. A Sustainable Energy Future. The Role of Natural Gas.

Methane, the principal component of natural gas, is a “greenhouse gas”. Scientists are concerned that increases in greenhouse gas concentrations in the atmosphere could lead to global climate change. Although small atmospheric release of methane during the production, processing, transmission and distribution of natural gas is inevitable, studies have shown that methane emissions from the natural gas industry in Canada, relative to natural sources such as wetlands, are low. Measurements of atmospheric methane show that 70% - 80% is of biogenic origin (naturally occurring) and landfills produce the most methane from any “natural” environment2.
Leak detection studies are on-going to identify potential sources of methane emissions in the distribution of natural gas and specific measures which can be taken to reduce these emissions. In addition, EGD is participating in a Canada-wide study to identify where the largest emission sources occur in the system through participation in a Canadian Energy Partnership for Environmental Innovation study. As well, the company is committed to its on-going participation in Canada’s GHG Challenge Registry (the old Climate Change Voluntary Challenge and Registry — VCR — Program). EGD has been recognized by that organization for its leadership and reporting qualities.
EGD has implemented measures to reduce methane emissions from its distribution system, lower the energy used in its daily business activities, encourage customer participation in the Company’s energy efficiency and demand-side management (DSM) programs, and to promote fuel-switching to natural gas from more polluting fuels. Between 1995 and the end of 2005, the Company was successful in helping its customers reduce their natural gas consumption by 2.3 billion cubic metres through participation in DSM programs. This translates into the avoidance of 4.3 million tonnes of GHG emissions being released into the atmosphere. Each of these measures moves EGD closer to the realization of its emission reduction targets, despite the pressures of significant growth in the Company’s customer base. The Company’s emission reductions are documented in the GHG Challenge Registry reports.
Programs have been implemented to ensure adherence to Enbridge’s Environment, Health and Safety policy. These include environmental training for specific employee groups, implementation of environmentally sound construction practices, production of environmental communication materials to increase awareness of key issues, environmental auditing, adoption of an environmental management system and a continuing focus on corporate due diligence. None of the environmental protection requirements applicable to EGD are expected to adversely affect its competitive position, capital expenditure program or level of earnings.
Employees
On December 31, 2005, EGD had 1,765 employees, 38% of whom were unionized and the majority of which are represented by the Communications, Energy and Paperworkers Union, Local 975. The current negotiated collective agreement expires in December 2006.
EGD has filed an AIF, financial statements and Management’s Discussion and Analysis with Canadian Securities Regulatory Authorities. These documents contain detailed disclosure about EGD and are publicly available through www.sedar.com. No part of EGD’s AIF, financial statements or Management’s Discussion and Analysis is intended to be incorporated by reference in this AIF of Enbridge Inc.
Other Gas Distribution and Services Businesses
Other businesses in the Gas Distribution and Services segment include Enbridge Gas Services, St. Lawrence Gas Company Inc., Gazifère Inc., Niagara Gas Transmission Ltd. (Niagara Gas), Tidal Energy Marketing, CustomerWorks LP (CustomerWorks), and ownership interests in Noverco, Enbridge Gas New Brunswick (EGNB), Aux Sable, Sunbridge, and Inuvik Gas.
Gazifère is a gas distribution utility located in southwestern Quebec. Niagara Gas provides transmission services to EGD, Gazifère, St. Lawrence and MichCon (an unrelated company). Enbridge Gas Services manages the Company’s merchant capacity commitments on the Alliance and Vector pipelines.

[2]	Soil Use and Management. Vol 13, Number 4, December 1997 Supplement.

Enbridge has a 70% joint venture interest in CustomerWorks, which provides service covering the entire meter-to-cash process, including information technology, fleet services, call management centre, customer care and billing. CustomerWorks provides services to more than 2.4 million customers including customers of Terasen and EGD. In August 2002, CustomerWorks outsourced the provision of its customer care services to a new entity owned and operated by Accenture Inc.
Enbridge owns an equity interest in Noverco through ownership of common shares and a cost investment through ownership of preferred shares. Noverco is a holding company that owns a 75% interest in Gaz Metro L.P., a gas distribution company operating in the province of Quebec and the state of Vermont. Gaz Metro L.P. has a 50% interest in TQM Pipeline, which transports natural gas in Quebec.
The Company owns 64% of and operates EGNB, the natural gas distribution franchise in the province of New Brunswick. EGNB constructed a new distribution system and has approximately 4,858 customers. Approximately 470 kilometres (290 miles) of distribution main has been installed with the capability of attaching 20,000 customers. EGNB is regulated by the New Brunswick Board of Commissioners of Public Utilities.
Enbridge also holds a 42.7% interest in the Aux Sable natural gas liquids extraction and fractionation facility. This facility processes up to 1.6 bcf of natural gas per day delivered through the Alliance Pipeline and recovers ethane, propane, butane and pentane. In 2006, Aux Sable entered into a memorandum of agreement with BP Products North America Inc. to sell all of its NGL production to BP at its facilities near Chicago. BP will pay Aux Sable a fixed annual fee and a share of any net margin generated from the business in excess of specified thresholds. In addition, BP will compensate Aux Sable for all operating, maintenance and capital costs associated with the Aux Sable facilities subject to certain limits on capital costs. BP will supply, at its cost, all make-up gas and fuel supply gas to the Aux Sable facilities and will assume responsibility for the capacity on the Alliance Pipeline held by an Aux Sable affiliate, at market rates. The agreement will be for an initial term of 20 years, commencing December 31, 2005 and may be extended by mutual agreement for 10 year terms. If cumulative losses exceed a certain limit, BP will have the option to terminate the agreement, however Aux Sable has the right to reduce such losses to avoid termination.
Enbridge conducts liquids marketing activities through its ownership of Tidal Energy Marketing Inc. (Tidal). Tidal provides crude oil marketing services for the Company and its customers in a full range of crude oil types including light sweet, light and medium sours and several heavy grades and natural gas liquids. Tidal transacts at many of the major North American market hubs and provides its customers with a variety of programs including flexible pricing arrangements, hedging programs, product exchanges, physical storage programs and total supply management, through the analysis and implementation of different transportation options, reduced quality differentials and tariff structures, and utilizing Risk Management Pricing options. Tidal’s business involves buying, selling and storing large quantities of crude oil at low margins. Tidal does not trade on a speculative basis and its business is tightly monitored by, and must comply with, the Company’s formal risk management policies.
Employees
Enbridge employs approximately 422 individuals in its Other Gas Distribution and Services businesses.
INTERNATIONAL
The Company’s International business invests in energy transportation and related energy projects outside of Canada and the United States. This business also provides consulting and training services related to proprietary pipeline operating technologies and natural gas distribution. The Company has a 25% interest in a Spanish pipeline company, Compañia Logistica de Hidrocarburos (CLH), a 24.7% investment in the Colombian crude oil pipeline, Oleoducto Central S.A. (OCENSA), and a 100% interest in CIT Colombiana S.A. (CITCol), which is responsible for operating the OCENSA pipeline.

CLH
The primary activity of CLH is the storage and shipment of refined products through a comprehensive distribution network located throughout Spain. Earnings are based on a fee for service tariff, adjusted annually for inflation, and are dependent on throughput volumes and storage levels.
CLH is the primary basic logistics distribution network for refined products in Spain and provides services on an open access non-discriminatory basis. The system consists of over 3,400 kilometers of pipelines and 39 storage facilities located throughout the country. CLH’s pipeline facilities are connected to the country’s eight crude oil refineries and to major coastal port locations where crude oil and refined products are imported. CLH receives refined products from customers at the refineries or ports and transports them, mainly by pipeline, to its storage facilities located throughout the Spanish mainland and the Balearic Islands. The network of pipelines and storage facilities are the primary means by which the Spanish refiners and other market players supply their commercial and retail customers. CLH customers’ product destinations are located, on average, less than 60 kilometers via highway from a CLH terminal. CLH provides product distribution to locations not connected to the pipeline system through its own fleet of tanker trucks and chartered tanker ships.
Based on the extensive network of pipelines and storage facilities, and its tariff structure, CLH has a dominant market position in Spain, with a total market share in 2005 of 83% for gasoline and diesel and transports 100% of aviation fuel. Most of the competition comes from storage services provided by other companies. CLH has approximately 70% of the total refined products storage capacity in Spain (excluding refineries). CLH also offers secondary distribution services, the most significant being the services provided through CLH Aviation, which handles aviation fuel at airport locations throughout Spain. This business includes the storage of aviation fuel, loading of aircraft refueling units and the refueling of aircraft. New policies issued by the Spanish airport authority (AENA) to promote competition, allow for new non-CLH operators to enter the aircraft-refueling segment of this business. While CLH’s share of this segment of the market may reduce over time, the aviation fuel business will continue.
Earnings from CLH are directly impacted by the demand for refined products. Economic growth in Spain over the last decade has been one of the highest in the European Union, which has led to increasing demand for energy, including refined products. CLH has seen an average growth (CAGR) in its activity of 4.4% in the past five years. The central region of the country, in and around Madrid, has seen the largest growth in demand. CLH plans to expand its system over the next several years in order to meet the continued growth expected in this region. This expansion, which includes an increase in storage capacity and looping of both the northern and southern main lines, will be constructed in stages to match the expected growth in volumes.
OCENSA
The OCENSA pipeline consists of 829 kilometers (515 miles) of 30-inch and 36-inch pipeline, pumping units, tankage and marine loading facilities, with a capacity to transport 550,000 bpd of crude oil. The pipeline links the Cuisiana and Cupiagua oilfields in the central interior of Colombia to the Port of Coveñas on the Caribbean coast. The Company earns a fixed rate of return on the OCENSA pipeline investment, as well as operating fees, through its 100% interest in the operating entity, CITCol.
Environmental Protection
The international operations of Enbridge are subject to federal, state or local laws and regulations relating to environmental protection and operational safety. To the best of the Company’s knowledge, all international operations are in compliance with applicable environmental and safety regulations. Risks of significant costs and liabilities, however, are inherent in the nature of the operations, and there can be no assurances that such costs and liabilities will not be incurred.
Employees
Enbridge International operations directly employ 26 individuals.

CORPORATE
Corporate activities are limited to business development activities not attributable to a specific business segment, corporate financing costs and various support personnel costs. In addition, business activities in the development stage or those that may represent an emerging technology may be included in Corporate. These activities are seen as potential growth areas that may have a strategic fit with existing operations or present the opportunity to enhance activity levels in existing operating segments. Approximately 192 employees are employed in the Corporate segment.
CORPORATE SOCIAL RESPONSIBILITY
Enbridge has in place social and environmental policies that are fundamental to its operations. These policies are collectively referred to as Corporate Social Responsibility (CSR). Enbridge defines CSR as conducting business in a socially responsible and ethical manner, protecting the environment and health and safety of people, supporting human rights and engaging, respecting and supporting the communities and cultures with which the Company works. CSR covers the Company’s involvement in areas such as the environment, safety, corporate governance, human rights, community investment and stakeholder engagement.
Environmental Initiatives
Enbridge’s environmental goals include reducing green house gas emissions and emission intensity; reducing the loss of methane from natural gas gathering pipelines; investing in wind power, which is an emissions-free renewable source of energy; promoting the use of natural gas powered vehicles in the Greater Toronto Area and preventing spills and leaks on significant pipeline systems.
Steps taken to implement Enbridge’s environmental goals:
•	Improving energy efficiency of liquids pipelines, which use significant electricity to transport oil over long distances;
•	Replacing older cast iron pipe with polyethylene pipe at EGD to reduce the release of natural gas into the atmosphere;
•	Encouraging the efficient use of natural gas by customers at EGD through Demand Side Management programs which include information, audits and financial incentives;
•	Promoting renewable energy through the development of wind power projects;
•	Measuring and reporting emissions, which the Company has done publicly since 1994;
•	Promoting markets for cleaner vehicles through EGD involvement in promoting natural gas vehicles;
•	Carrying out spill prevention and maintenance programs; and
•	Monitoring and remediating historic leak sites.
Safety Initiatives
Enbridge’s safety goals include reducing injury frequency and promoting a healthy and illness-free workplace through regular training and open communication with employees, emphasizing the importance of addressing health and safety risks before serious incidents occur.
Steps taken to implement Enbridge’s safety initiatives include:
•	Engaging employees through regular meetings of local and regional environmental health and safety (EH&S) committees;
•	Conducting regular workplace inspections through EH&S committees;
•	Increasing awareness training on hydrogen sulfide; and
•	Encouraging personal fitness and increasing health awareness among employees.
Corporate Governance Initiatives
Corporate governance initiatives ensure a comprehensive system of stewardship and accountability is in place and functioning among directors, management and employees.
Steps taken to implement Enbridge’s corporate governance initiatives include:

•	Requiring every employee and director to follow Enbridge’s Statement on Business Conduct;
•	Meeting Sarbanes-Oxley requirements as they become applicable to the Company; and
•	Assessing the independence of the Board of Directors annually.
Human Rights Initiatives
Enbridge is committed to observing and promoting human rights in its activities. The Company has a 24.7% investment in OCENSA pipeline in Colombia. OCENSA has a human rights policy under which it carries out regular human rights training of employees, contractors and military personnel involved in protecting the pipeline.
Community Investment Initiatives
Community investment initiatives include funding for the arts and health services, organizing local United Way campaigns and creating innovative partnerships with not for profit groups.
Stakeholder Engagement
Stakeholder engagement means developing positive relationships with employees, suppliers, customers, investors, government agencies, environmental groups, business partners and local communities. Initiatives include early-stage project consultation on organic growth projects; public awareness programs on pipeline safety and regular customer surveys at EGD to better understand customer needs.
RISK FACTORS
A discussion of the Company’s risk factors is contained in the following subsections of the Management’s Discussion and Analysis for the year ended December 31, 2005, which are incorporated herein by reference (the page references below are to the Company’s 2005 Management’s Discussion and Analysis filed on SEDAR at www.sedar.com):
Liquids Pipelines — Business Risks (page 16);
Gas Pipelines — Business Risks (pages 21 to 23);
Sponsored Investments — Business Risks (pages 26 to 27);
Gas Distribution and Services — Business Risks (pages 35 to 37);
International — Business Risks (page 38);
Overall Risk Management (pages 41 to 44).
DIVIDENDS

DIVIDENDS PAID
(Canadian dollars per share)	2005	2004	2003

Preference Shares, Series A	1.375	1.375	1.375
Common Shares	1.038	0.915	0.830

Dividends on common shares are paid quarterly as determined by the Company’s Board of Directors. The Company is targeting to pay out approximately 60% to 70% of earnings as dividends, balancing its future capital reinvestment requirements and investors’ preferences for income. Dividends on the preference shares, Series A, are fixed and are paid quarterly.
There are no restrictions that currently prevent the Company from paying dividends. However, in the event of liquidation, dissolution or winding-up of the Company, the preferred shareholders have priority in the payment of dividends over the common shareholders. As well, should the Company fail to make payments on certain financial obligations, the Company could be precluded from paying dividends on its common and preferred shares.

DESCRIPTION OF CAPITAL STRUCTURE
GENERAL DESCRIPTION OF CAPITAL STRUCTURE
At December 31, 2005, the Company’s capital structure consists of 348.9 million common shares with a book value of $2,343.8 million and 5.0 million preference shares, Series A with a book value of $125.0 million.
Common Shares
The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares. Each common shareholder is entitled to one vote for each share held at all such meetings of shareholders.
Under the dividend reinvestment and share purchase plan, registered shareholders may reinvest their dividends in additional common shares of the Company or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.
The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.
Preferred Shares
The 5.5% Cumulative Redeemable Preference Shares, Series A are entitled to fixed, cumulative, preferential dividends of $1.375 per share per year, payable quarterly. Preferred shareholders have no voting rights. The Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.75 per share if redeemed on or prior to December 1, 2005; $25.50 per share if redeemed on or prior to December 1, 2006; $25.25 per share if redeemed on or prior to December 1, 2007; and $25.00 per share if redeemed thereafter, in each case with all accrued and unpaid dividends to the redemption date.

RATINGS
The following table sets forth the ratings assigned to the Company’s Preference Shares, Series A, Preferred Securities, Commercial Paper and Unsecured Debt by Dominion Bond Rating Service Limited (DBRS), Standard & Poor’s Ratings Services (S&P) and Moody’s Investor Services, Inc. (Moody’s):

	DBRS	S&P	Moody's

Preference Shares, Series A	Pfd-2 (low)[1]	P-2[3]	Baa2[5]
Preferred Securities	Pfd-2y1	BBB[3]	Baa1[5]
Commercial Paper	R-1 (low)[2]	A-1 (low)[4]	Not Rated
Unsecured Debt	A2	A-[4]	A3[6]
Notes:
1.	DBRS’ rating of preferred securities and preferred shares is on a rating scale that ranges from a high of Pfd-1 to a low of Pfd-5. The ‘y’ modifier is used to indicate a hybrid security. DBRS also applies modifiers ‘high’, ‘medium’, and ‘low’ which indicate where the obligation ranks in its generic rating category.
2.	DBRS rates debt instruments by rating categories from a high of ‘AAA’ to a low of ‘C’. DBRS’ rating of commercial paper is on a rating scale that ranges from a high of R-1 to a low of D. DBRS applies modifiers ‘high’, ‘medium’, and ‘low’ which indicate where the obligation ranks in its generic rating category.
3.	S&P rates preferred shares using categories from a high of ‘P-1’ to a low of ‘P-5’. Preferred securities are rated using a long-term debt rating scale that ranges from a high of ‘AAA’ to a low of ‘D’.
4.	S&P rates debt instruments by rating categories from a high of ‘AAA’ to a low of ‘D’. S&P’s rating of commercial paper is on a rating scale that ranges from a high of A-1 to a low of C. S&P applies modifiers ‘high’, ‘medium’, and ‘low’, which indicate where the obligation ranks in its generic rating category.
5.	Moody’s rates securities and shares by rating categories from a high of ‘Aaa’ to a low of ‘C’. Moody’s applies modifiers 1, 2 and 3, which indicate where the obligation ranks in its generic rating category. Modifier 1 is higher end, modifier 2 is mid-range and modifier 3 is low end ranking of the generic rating category.
6.	Moody’s rates debt instruments by rating categories from a high of ‘Aaa’ to a low of ‘C’. Moody’s applies modifiers ‘1’, ‘2’ and ‘3’, which indicate where the obligation ranks in its generic rating category. Modifier ‘1’ is higher end, modifier ‘2’ is mid-range and modifier ‘3’ is low end ranking of the generic rating category.
The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the shares or securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
MARKET FOR SECURITIES
As of the date of this Annual Information Form, the common shares of the Company are traded on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. The Toronto Stock Exchange is the principal market for Enbridge’s common shares. The Preference Shares, Series A are traded on the Toronto Stock Exchange under the symbol ENB.PR.A and the preferred securities, series 7.8%, are traded on the Toronto Stock Exchange under the symbol ENB.PR.D.

The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the most recently completed financial year.

			TSX (C$)			NYSE (US$)
			ENB	ENB.PR.A	ENB.PR.D	ENB
January		High	62.95	26.68	28.03	50.73
		Low	57.18	26.27	27.26	47.05
	31-Jan	Close	62.91	26.42	27.32	50.65
		Volume	13,339,000	39,900	120,300	1,524,000

February		High	64.79	26.67	27.89	52.45
		Low	61.00	25.78	27.21	48.94
	28-Feb	Close	61.19	26.05	27.36	49.63
		Volume	13,571,400	38,800	100,300	1,187,800

March		High	64.36	26.17	27.90	52.76
		Low	59.73	25.50	26.23	48.90
	31-Mar	Close	62.20	25.75	26.38	51.48
		Volume	14,117,000	27,900	95,200	1,354,200

April		High	64.77	25.98	26.96	52.75
		Low	61.40	25.32	26.28	49.60
	29-Apr	Close	63.45	25.40	26.60	50.46
		Volume	11,140,000	59,600	79,200	1,309,400

May		High	66.95	26.00	27.50	54.45
		Low[1]	33.10	25.52	26.46	26.69
	31-May	Close	33.40	25.70	27.15	26.79
		Volume	13,942,700	43,800	75,900	2,145,300

June		High	36.19	26.25	27.24	29.38
		Low	32.77	25.56	26.55	26.27
	30-Jun	Close	34.95	25.77	26.70	28.50
		Volume	12,640,800	38,300	100,100	1,626,300

July		High	36.50	26.12	27.00	29.87
		Low	34.37	25.52	26.60	28.09
	29-Jul	Close	35.30	25.90	27.00	28.84
		Volume	10,300,700	31,500	57,200	1,832,700

August		High	36.60	26.29	26.94	30.28
		Low	33.31	25.53	26.60	27.80
	31-Aug	Close	35.02	25.80	26.66	29.58
		Volume	12,098,800	33,700	72,700	3,299,400

September		High	38.50	26.14	26.89	32.70
		Low	34.60	25.80	26.11	29.22
	30-Sep	Close	37.26	26.00	26.51	31.92
		Volume	13,328,500	31,700	98,200	8,604,400

October		High	37.46	26.11	26.89	32.13
		Low	33.05	25.15	25.66	28.15
	31-Oct	Close	36.01	25.80	26.20	30.69
		Volume	11,539,000	11,200	82,200	3,718,000

November		High	38.82	26.37	26.48	33.11
		Low	35.50	25.64	26.05	29.79
	30-Nov	Close	36.18	26.21	26.32	31.09
		Volume	13,630,000	35,700	89,800	2,579,400

December		High	37.10	26.49	26.75	31.75
		Low	35.30	26.00	26.12	30.54
	30-Dec	Close	36.34	26.14	26.65	31.27
		Volume	10,879,500	124,400	147,500	1,678,200
1.	A two-for-one stock split was approved by the Company’s shareholders at the May 5, 2005 Annual and Special Meeting, and the Company’s shares commenced trading on this basis effective May 18, 2005.

The following table outlines the securities issued by the Company during 2005 that are not listed or quoted on an exchange. These securities are in the form of unsecured medium term note debentures.

Issuer	Principal Amount	Coupon	Issue Date	Maturity Date	Issue Price

Enbridge Inc.	$250 million	3.95%	February 15, 2005	February 15, 2010	$99.928
Enbridge Inc.	$150 million	5.57%	November 14, 2005	November 14, 2035	$99.870
Enbridge Pipelines Inc.	$250 million	4.46%	December 16, 2005	December 17, 2012	$99.988

DIRECTORS AND OFFICERS
DIRECTORS
The following table sets forth the names of the Directors of Enbridge Inc. effective December 31, 2005, unless otherwise noted, their municipalities of residence, their respective principal occupations within the five preceding years and the year from which they first became a Director of the Company. Enbridge does not have an Executive Committee. As required, the Company has an Audit, Finance & Risk Committee.

		Year First
Name [1] and	Principal Occupation for the	Became
Municipality of Residence	Five Preceding Years	a Director[2]

DAVID A. ARLEDGE[5,6] Naples, Florida U.S.A.	Corporate Director; Chair of the Board of Directors of Enbridge Inc. since 2005; Director of AmerUS Group Co. (public life insurance company) since October 2002; Director, Realty Group of Naples, L.L.C. since January 2002; Vice Chairman of the Board of Directors of El Paso Corporation (integrated energy company) until November 2001, having served in that capacity since the merger of Coastal Corporation and El Paso Corporation.	2002

JAMES J. BLANCHARD[4,5] Beverly Hills, Michigan U.S.A.	Senior Partner, DLA Piper Rudnick Gray Cary U.S., LLP (law firm), since 1996; prior thereto, United States Ambassador to Canada.	1999

J. LORNE BRAITHWAITE[4,6] Malahide, County Dublin, Ireland	Corporate Director; President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.	1989

PATRICK D. DANIEL Calgary, Alberta Canada	President & Chief Executive Officer of Enbridge since January 2001; prior thereto, President & Chief Operating Officer of Enbridge since September 2000.	2000

E. SUSAN EVANS[3,6] Calgary, Alberta Canada	Corporate Director.	1996

WILLIAM R. FATT[3,6] Toronto, Ontario Canada	Chief Executive Officer of Fairmont Hotels & Resorts Inc. since September 2001; prior thereto, Chairman & Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. since January 1998.	2000

		Year First
Name [1] and	Principal Occupation for the	Became
Municipality of Residence	Five Preceding Years	a Director[2]

LOUIS D. HYNDMAN[3,4] Edmonton, Alberta Canada	Counsel, Field Law LLP (law firm) since 2005; prior thereto, Senior Partner Field Law LLP.	1993

DAVID A. LESLIE[3,5] Toronto, Ontario Canada	Corporate Director; Chairman and Chief Executive Officer of Ernst & Young LLP from 1999 to 2004.	2005

ROBERT W. MARTIN[3,6,7] Toronto, Ontario Canada	Corporate Director.	1992

GEORGE K. PETTY[4,5] San Luis Obispo, California U.S.A.	Corporate Director; President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999.	2001

CHARLES E. SHULTZ[5,6] Calgary, Alberta Canada	Chairman & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation) since 1995; Chairman of Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust).	2004

DONALD J. TAYLOR[5,6] Jacksons Point, Ontario Canada	Corporate Director; Chair of the Board of Directors of Enbridge Inc. from 1996 to 2005.	1979

Notes:
1.	Each Director elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

2.	“Year First Became a Director” refers to the year the person named was elected or appointed as a Director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.

3.	Member of the Audit, Finance & Risk Committee of the Board of Directors.

4.	Member of the Corporate Social Responsibility Committee of the Board of Directors.

5.	Member of the Governance Committee of the Board of Directors.

6.	Member of the Human Resources & Compensation Committee of the Board of Directors.

7.	On December 2, 2003, the Ontario Securities Commission (the “Commission”) issued a temporary cease trade order against Atlas Cold Storage Income Trust (“Atlas”), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the Commission was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004.
OFFICERS
The following table sets forth the names of the senior executive officers, their current office with the Company effective December 31, 2005, unless otherwise noted, their municipality of residence and their principal occupations for the five preceding years.

Name, Position and	Position and Principal Occupations for the
Municipality of Residence	Five Preceding Years

PATRICK D. DANIEL President & Chief Executive Officer Calgary, Alberta Canada	President & Chief Executive Officer since January 2001; prior thereto, President & Chief Operating Officer from September to December 2000.

MEL F. BELICH Group Vice President, Corporate Law Calgary, Alberta Canada
Group Vice President, Corporate Law since May 2005; prior thereto, Group Vice President, International & Corporate Law since April 2003; prior thereto, Group Vice President, International since September 2000.

J. RICHARD BIRD Group Vice President, Liquids Pipelines Calgary, Alberta Canada
Group Vice President, Liquids Pipelines since May 2005; prior thereto, Group Vice President, Transportation North since May 2001; prior thereto, Group Vice President, Transportation since September 2000.

BONNIE D. DUPONT Group Vice President, Corporate Resources Calgary, Alberta Canada	Group Vice President, Corporate Resources since September 2000.

STEPHEN J.J. LETWIN Group Vice President, Gas Strategy & Corporate Development Calgary, Alberta Canada	Group Vice President, Gas Strategy & Corporate Development since April 2003; prior thereto, Group Vice President, Distribution & Services since September 2000.

DAN C. TUTCHER Group Vice President, Transportation South Houston, Texas U.S.A.	Group Vice President, Transportation South since May 2001; prior thereto, Chairman of the Board, President & Chief Executive Officer of Midcoast Energy Resources, Inc. since 1992.

STEPHEN J. WUORI Group Vice President & Chief Financial Officer Calgary, Alberta Canada	Group Vice President & Chief Financial Officer since April 2003; prior thereto, Group Vice President, Planning & Development since September 2000.

JAMES A. SCHULTZ Senior Vice President Gormley, Ontario Canada	Senior Vice President since April 2003; President of Enbridge Gas Distribution Inc. (EGDI) since June 2001; prior thereto, Vice President, Operations and Engineering, EGDI, since July 1999.

AL MONACO Senior Vice President, Planning & Development Calgary, Alberta Canada
Senior Vice President, Planning & Development since June 2003; prior thereto, Vice President, Financial Services since February, 2002; prior thereto, Director, Financial Services since 2000; prior thereto, Director, Investor Relations.

As at December 31, 2005, the directors and officers of the Issuer beneficially owned, directly or indirectly, 1,317,309 common shares of the Issuer, representing approximately 3.77% of the issued and outstanding common shares on that date. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually. The directors and officers do not beneficially own, directly or indirectly, any voting securities of any subsidiary of the Issuer.
AUDIT, FINANCE & RISK COMMITTEE — FURTHER INFORMATION
GENERAL INFORMATION
Enbridge is required by law to have an audit committee and to disclose certain information concerning that committee pursuant to Multilateral Instrument 52-110 (MI 52-110).
The Board has established the Audit, Finance & Risk Committee (the AFR Committee), comprised of five members: Robert W. Martin (Chair), E. Susan Evans, William R. Fatt, Louis D. Hyndman and David A. Leslie. The Board has determined that each of the members is “independent” and “financially literate”, within the meaning of MI 52-110.
MANDATE
The AFR Committee’s Terms of Reference are attached to this annual information form as Appendix A.
RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS
The following is a brief summary of the education or experience of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee, including any education or experience that has provided the member with, among other things, an understanding of the accounting principles used by Enbridge to prepare its annual and interim financial statements.
Robert W. Martin
Mr. Martin acquired significant financial experience and exposure to accounting and financial issues as President, Chief Executive Officer and director of various corporations and in various finance positions. He was the President and Chief Executive Officer of Consumers Gas Company (now Enbridge Gas Distribution Inc.) where he was responsible for all financial aspects related to that corporation. He has acted as a member and Chair of other audit committees, and currently serves as Chair of the audit committee of HSBC Bank of Canada.
E. Susan Evans
Mrs. Evans, a lawyer, has over 25 years experience in corporate and legal matters first in private practice with a large Calgary law firm and then as a lawyer and officer of several public companies. She is currently a director and member of the audit committee of Canadian Oil Sands Limited. She previously served as Chair of the audit committee for the Province of Alberta and Commissioner of the Alberta Financial Review Commission. She has sat on several audit committees including those of Canada Deposit Insurance Company, Home Oil, Anderson Exploration, and Citizens Bank.
William R. Fatt
Mr. Fatt has over 30 years of financial experience gained through working for several large Canadian public companies, including as Chief Financial Officer of Canadian Pacific Limited. He is the Chief Executive Officer of Fairmont Hotels and Resorts Inc. Mr. Fatt held the offices of Chair, Chief Executive Officer and

Chief Financial Officer at Canadian Pacific Hotels and Resorts Inc. He was also a director and member of the audit committee of EnCana Corporation.
Louis D. Hyndman
Mr. Hyndman, a lawyer, is counsel at Field Law LLP where he was formerly a senior partner. He was a member of the audit committee of Canada Trust and was the Chair of the audit committee of Oxford Properties Group Inc. From 1979 to 1986, Mr. Hyndman served as Alberta’s provincial treasurer.
David A. Leslie, F.C.A.
Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in, and actively supervised persons engaged in, preparing, auditing, analyzing and evaluating financial statements. He is the former Chairman and Chief Executive Officer of Ernst & Young LLP. He is also a director and member of the audit committee of Sobeys Inc.
EXEMPTIVE RELIEF
Mr. Martin’s son is a partner of PricewaterhouseCoopers LLP (“PWC”). As PWC are the auditors of the Corporation, there was a period of time from May 5, 2005 (being the date upon which MI 52-110 became applicable to the Company) to June 30, 2005 (the date on which certain amendments to MI 52-110 came into force) during which Mr. Martin was not considered “independent” for the purposes of MI 52-110 as the provisions of MI 52-110 in force at that time deemed Mr. Martin to have a material relationship with the Corporation because of his son’s relationship with PWC. The Company made an application to the Alberta Securities Commission for exemptive relief from the applicable provisions, which application was successful and an exemptive relief order was granted. When the amendments to MI 52-110 came into force on June 30, 2005, Mr. Martin was no longer deemed to have a material relationship with PWC, and is now considered to be “independent” for the purposes of MI 52-110.
PRE-APPROVAL POLICIES AND PROCEDURES
On October 30, 2003, the AFR Committee adopted a policy that requires pre-approval by the Committee of any services to be provided by the auditors, whether audit and non-audit services. The policy prohibits the Company from engaging the auditors to provide the following non-audit services:
(a)	bookkeeping or other services related to accounting records and financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions or human resources;

(g)	broker or dealer, investment adviser, or investment banking services;

(h)	legal services; and

(i)	expert services unrelated to the audit.
The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors.
A copy of the policies and procedures on the pre-approval of non-audit services by the Company’s auditors may be obtained from the Corporate Secretary of the Company by sending a written request to #3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to (403) 231-5929, by calling (403) 231-3900 or by sending an e-mail to corporatesecretary@enbridge.com.

The AFR Committee has also adopted a policy which prohibits the Company from hiring former employees of the auditors who provided more than 10 hours of audit, review or attest services for the Company or its subsidiaries within the one year preceding the commencement of the audit of the current year’s financial statements.
EXTERNAL AUDITOR SERVICES — FEES
The following table sets forth all services rendered by the auditors (PWC) by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2004 and 2005.

	Years ended December 31
	2005	2004
Audit Fees [1]	$1,658,869	$1,096,423
Audit-Related Fees [2]	166,552	1,660,155
Tax Fees [3]	210,490	166,801
All Other Fees [4]	32,360	80,063

Total Fees	$2,068,271	$3,003,442

Notes:
(1)	Represents the aggregate fees billed by the Corporation’s auditors for audit services.

(2)	Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not included under “Audit Fees”. This amount includes $1,280,000 for Sarbanes-Oxley Act related procedures in 2004.

(3)	Represents the aggregate fees billed for professional services rendered by the Corporation’s auditors for tax compliance, tax advice and tax planning.

(4)	Represents the aggregate fees billed for products and services provided by the Corporation’s auditors other than those services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
LEGAL PROCEEDINGS
The information, which is found under note 24 “Commitments and Contingencies” of the Company’s audited consolidated financial statements, as at, and for the year ended, December 31, 2005, is incorporated by reference herein.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the common shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Winnipeg, Manitoba; Toronto, Ontario; Montreal, Quebec; and Halifax, Nova Scotia. The co-registrar and co-transfer agent in the United States for the common shares is Mellon Investor Services at its principal office in Ridgefield Park, New Jersey.
The registrar and transfer agent for the Preference Shares, Series A is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Winnipeg, Manitoba; Toronto, Ontario; Montreal, Quebec; and Halifax, Nova Scotia.
The registrar and transfer agent for the Preferred Securities, Series D is Computershare Trust Company of Canada at its principal office in Calgary, Alberta.
INTERESTS OF EXPERTS
The consolidated financial statements of the Company, as at and for the years ended December 31, 2005, 2004 and 2003, have been examined by PWC, as detailed in their auditors’ report dated February 1, 2006.

PWC is independent of the Company in accordance with the auditor’s rules of professional conduct in Canada.
ADDITIONAL INFORMATION
Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Enbridge’s securities, and the interest of insiders in material transactions, all as at December 31, 2005, is contained in Enbridge’s Management Information Circular dated March 3, 2006 furnished in connection with the Annual and Special Meeting of Shareholders to be held on May 3, 2006 for the purpose of, among other things, the election of directors. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2005. Additional information relating to the Company may be found on SEDAR at www.sedar.com.
Effective Date
Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated effective as at December 31, 2005.

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

TERMS OF REFERENCE FOR THE
AUDIT, FINANCE & RISK COMMITTEE
I.	CONSTITUTION
There shall be a committee, to be known as the Audit, Finance & Risk Committee (the “Committee”), of the Board of Directors of Enbridge Inc.
II.	MEMBERSHIP
Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the “Members”). The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee. No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation’s affiliates. All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements. Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board. At least one member of the Committee shall be a “financial expert” as determined by the Board and as defined by American legal or regulatory requirements. No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.
Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs. Vacancies may be filled by the Board with nominees approved by the Governance Committee.
III.	MEETINGS
The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation. A minimum of twenty-four (24) hours notice of each meeting shall be given to each Member and to the internal and external auditors.
A majority of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present. A quorum at a meeting shall consist of at least a majority of Members. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.
At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.
Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.
Minutes shall be kept of all meetings of the Committee.
IV.	FUNDING
The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.
V.	REVIEW OF CHARTER
The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.
VI.	DUTIES AND RESPONSIBILITIES OF THE CHAIR
The Chair is responsible for:
A.	convening Committee meetings and designating the times and places of those meetings;

B.	ensuring Committee meetings are duly convened and that quorum is present when required;

C.	working with Management on the development of agendas and related materials for the Committee meetings;

D.	ensuring Committee meetings are conducted in an efficient, effective and focused manner;

E.	ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

F.	providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

G.	reporting to the Board on the recommendations and decisions of the Committee.

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

VII.	DUTIES AND RESPONSIBILITIES
The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the Corporation’s compliance with legal and regulatory requirements and the risk identification, assessment and management program. In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.
Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.
In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.
The Committee shall have the following specific duties and responsibilities:
A.	DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS.

The Committee shall:

(i)	(a)
be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and

(b)	be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;
(ii)	review and approve the terms of the external auditors’ annual engagement letter, including the proposed audit fees;

(iii)	review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary,

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

consider the potential impact of such services on the independence of the external auditors;

(iv)	review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence;

(v)	at least annually, obtain and review a report by the external auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(vi)	resolve disagreements, if any, between management and the external auditors regarding financial reporting;

(vii)	inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

(viii)	discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies; and

(ix)	establish hiring policies for employees or former employees of the external auditors.
B.	DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING.

The Committee shall:
(i)	review the engagement terms and the audit plan with the external auditors and with the Corporation’s management;

(ii)	review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

conservatism of the Corporation’s accounting principles and underlying estimates;

(iii)	review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:
(a)	the Corporation’s annual financial statements including the notes thereto and “Management’s Discussion and Analysis”;

(b)	any report or opinion to be rendered in connection therewith;

(c)	any change or initial adoption in accounting policies and their applicability to the business;

(d)	any audit problems or difficulties and management’s response;

(e)	all significant adjustments proposed by the external auditors; and

(f)	satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.
(iv)	review the Corporation’s interim financial results, including the notes thereto and “Management’s Discussion and Analysis” with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

(v)	review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(vi)	discuss with the external auditors their perception of the Corporation’s internal audit and accounting personnel, and any recommendations which the external auditors may have;

(vii)	review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(viii)	review with management and monitor the funding exposure of the Corporation under the Corporation’s pension plans and review annually the annual report and financial statements applicable to each of the pension plans;

(ix)	annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

(x)	review with the Corporation’s management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation’s management that may be material to financial reporting;

(xi)	review with the Corporation’s management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

(xii)	review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation’s management or significant accounting issues on which there was a disagreement with the Corporation’s management;

(xiii)	review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation’s management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation’s financial statements);

(xiv)	review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and the Management’s Discussion and Analysis disclosure;

(xv)	review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

(xvi)	inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation’s management; and

(xvii)	as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

C.	DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

The Committee shall:
(i)	review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

(ii)	review with management the Corporation’s administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

(iii)	annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

(iv)	review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

(v)	establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

(vi)	review at least annually with the internal auditor the Corporation’s internal control procedures, and the scope and plans for the work of the internal audit group; and

(vii)	review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors.
D.	DUTIES AND RESPONSIBILITIES RELATED TO FINANCE.

The Committee shall:
(i)	review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

(ii)	review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

(iii)	review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.
E.	DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

The Committee shall:
(i)	review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation’s internal and external auditors:
(a)	the Corporation’s method of reviewing major risks inherent in the Corporation’s businesses, facilities, and strategic directions, including the Corporation’s risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Environment, Health & Safety Committee);

(b)	the strategies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, the use derivative instruments, insurance and adequacy of tax provisions);

(c)	the Corporation’s annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any,

(d)	the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations.
F.	OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

The Committee shall, as required, or as deemed necessary by the Committee:
(i)	review senior management’s expense report summaries of the officers and Directors of the Corporation, and review senior management’s report summaries concerning corporate aircraft usage;

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

(ii)	meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

(iii)	review incidents or alleged incidents as reported by senior management, audit services, the external auditor, the Corporate Secretary, the law department, or otherwise of fraud, illegal acts and conflicts of interest;

(iv)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(v)	report to the Board after each Committee meeting, as required during the year, with respect to the Committee’s activities and recommendations;

(vi)	address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

(vii)	in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

(viii)	the Committee shall, in conjunction with Management, coordinate the performance of its duties concerning:
(a)	the external auditor;

(b)	audits and financial reporting;

(c)	financial reporting processes and internal controls;

(d)	finance; and

(e)	risk management

(f)	with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary.
VIII.	COMMITTEE TIMETABLE
The major annual activities of the Committee shall be outlined in an annual schedule.

Enbridge Inc. Board Guidelines	Appendix A Audit, Finance & Risk Committee

IX.	DELEGATION TO SUBCOMMITTEE
The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.